EXHIBIT 99
NEWS
                                              For further information contact:
[Logo]  Fort Howard
        Corporation                           Media:
        P.O. Box 19130                        Cliff Bowers, Ext. 4087
        Green Bay, WI  54307-9130
        414/435/8821                          Financial:
                                              Mike Lempke, Ext. 2492
FOR RELEASE:  IMMEDIATELY

                           FORT HOWARD ANNOUNCES
                        SECOND QUARTER, 1995 RESULTS

     GREEN BAY, WI - July 26, 1995 - Fort Howard Corporation today reported net income per share for the second quarter ending June 30, 1995, of $0.15 (on a proforma basis). The company also announced its second consecutive quarterly net sales record. Its net sales in the second quarter of 1995 increased 30.7% compared to the same period of 1994. Its sales were up 33.4% in the first quarter.
     For the second quarter, Fort Howard's net sales increased to a record $412,110,000 compared to second quarter 1994 net sales of $315,299,000. Domestic tissue sales increased 20.9% for the second quarter of 1995 compared to 1994. Net selling prices increased 23%, converted products volume increased 1.9% and the company sharply reduced parent roll volume in the second quarter. Net sales of the company's international operations increased 36.5% for the second quarter of 1995 compared to 1994 due to a 28.2% increase in net selling prices on flat volume plus the benefit from the change in foreign exchange rates. The net sales increase was also attributable to a 169.4% increase in net sales at the company's wastepaper brokerage subsidiary, principally reflecting higher selling prices.

                                   - More -

                                  - Ad One -

     First half 1995 net sales were a record $779,486,000, an increase of 32.0% over 1994 net sales of $590,629,000 for the same period. Domestic tissue sales increased 24.3% for the first six months of 1995 compared to 1994 due to a 16.0% increase in net selling prices, a 9.9% increase in converted products volume and reduced parent roll volume. Net sales of the company's international operations increased 23.4% for the first half of 1995 compared to 1994 due to a 17.2% increase in net selling prices on flat volume plus the benefit from the change in foreign exchange rates. The net sales increase was also attributable to a 172.6% increase in net sales at the company's wastepaper brokerage subsidiary, principally reflecting higher selling prices.
     Operating income increased 11.7% for the second quarter of 1995 to $88,091,000 compared to $78,889,000 for the second quarter of 1994. Operating income increased 14.3% to $158,866,000 in the first six months of 1995 compared to $139,022,000 for the first six months of 1994. The increases resulted from higher sales and were partially offset by significantly higher wastepaper costs both domestically and in the company's international operations.
     For the second quarter of 1995, earnings before interest, taxes, depreciation, and amortization ("EBITDA") increased 10.0% to $112,780,000 from $102,570,000 in the second quarter of 1994. For the first six months of 1995, EBITDA increased 12.5% to $207,886,000 from $184,801,000 in the first six
months of 1994.
     "Fort Howard's improved results for the second quarter reflect our success in significantly increasing selling prices," said Don DeMeuse, Fort Howard Chairman and Chief Executive Officer. "We are also pleased with the strength of our second quarter volume considering the significant improvement in pricing that we have implemented to date." DeMeuse said that the company announced additional price increases that it expects to realize in the third quarter.

                                   - More -

                                  - Ad Two -

     Extraordinary losses related to debt repurchases in 1995 and 1994 (See Notes to Financial Information) impacted the company's financial performance in the first quarters of 1995 and 1994.
     For the second quarter of 1995, net income was $7,619,000 resulting in a net loss for the first six months of 1995 of $20,647,000 compared to net losses of $2,049,000 and $45,391,000 for the same periods in 1994, respectively. The net income (loss) per share before extraordinary items was $0.12 and $(0.04) per share for the second quarter and first six months of 1995, compared to $(0.05) and $(0.45) per share for the second quarter and first six months of 1994, respectively. Net income (loss) per share after extraordinary items was $0.12 and $(0.39) per share for the second quarter and first six months of 1995 compared to $(0.05) and $(1.19) per share for the second quarter and first six months of 1994, respectively.
     If the company's IPO had occurred on January 1, 1995, the net income per share for the second quarter and first six months of 1995 would have been $0.15 and $0.13 per share based on 63,371,000 shares outstanding.
     Fort Howard is a leading manufacturer of tissue products for both the away-from-home and consumer market place in the United States and United Kingdom. In the domestic consumer market, its principal brands include Mardi Gras printed napkins (which hold the leading domestic market position) and paper towels, Soft 'N Gentle bath and facial tissue, So-Dri paper towels, Page paper towels, bath tissue and table napkins, and Green Forest, the leading domestic line of environmentally positioned, recycled tissue paper products.
     (Financial information and notes follow on separate pages. The notes are an integral part of these statements.)



                                  # # # # #

                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                (Unaudited)


                                 Three Months Ended        Six Months Ended
                                       June 30,                June 30,
                                --------------------      -----------------
                                1995           1994       1995         1994
                                ----           ----       ----         ----
                                  (In thousands, except per share amounts)

Net sales                     $412,110       $315,299   $779,486    $590,629
Cost of sales                  297,644        208,566    565,500     397,061
                              --------       --------   --------    --------
Gross income                   114,466        106,733    213,986     193,568
Selling, general and
  administrative                26,375         27,844     55,120      54,546
                              --------       --------   --------    --------
Operating income                88,091         78,889    158,866     139,022
Interest expense                76,311         83,035    163,081     167,353
Other expense (income), net       (713)          (286)      (937)        302
                               -------       --------   --------    --------
Income (loss) before taxes      12,493         (3,860)    (3,278)    (28,633)
Income tax expense (credit)      4,874         (1,811)    (1,379)    (11,412)
                               -------       --------   --------    --------
Net income (loss) before
  extraordinary item             7,619         (2,049)    (1,899)    (17,221)
Extraordinary item - loss on
  debt repurchases, net             --             --    (18,748)    (28,170)
                              --------       --------   --------    ---------
Net income (loss)             $  7,619       $ (2,049)  $(20,647)   $(45,391)
                              ========       ========   ========    ========

Net income (loss) per share:
  Before extraordinary item   $   0.12       $  (0.05)  $  (0.04)   $  (0.45)
  Extraordinary item                --             --      (0.35)      (0.74)
                              --------       --------   --------    --------
Net income (loss)             $   0.12       $  (0.05)  $  (0.39)   $  (1.19)
                              ========       ========   ========    ========

                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                     June 30,     December 31,
                                                       1995           1994
                                                     --------     ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $       294  $       422
    Receivables, less allowances of $1,734 in 1995
      and $1,589 in 1994                                 150,560      123,150
    Inventories                                          164,127      130,843
    Deferred income taxes                                 20,000       20,000
    Income taxes receivable                                  700        5,200
                                                     -----------  -----------
      Total current assets                               335,681      279,615

  Property, plant and equipment                        1,957,033    1,932,713
    Less:  Accumulated depreciation                      660,361      611,762
                                                     -----------  -----------
      Net property, plant and equipment                1,296,672    1,320,951

  Other assets                                            98,819       80,332
                                                     -----------  -----------
      Total assets                                   $ 1,731,172  $ 1,680,898
                                                     ===========  ===========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $   120,586  $   100,981
    Interest payable                                      62,833       84,273
    Income taxes payable                                      44          224
    Other current liabilities                             60,192       75,450
    Current portion of long-term debt                     11,502      116,203
                                                     -----------  -----------
      Total current liabilities                          255,157      377,131

  Long-term debt                                       3,112,969    3,189,644
  Deferred and other long-term income taxes              198,343      209,697
  Other liabilities                                       37,018       41,162
  Common Stock with put right                                 --       11,711

  Shareholders' deficit:
    Common Stock                                             634          381
    Additional paid-in capital                           895,652      600,090
    Cumulative translation adjustment                     (1,366)      (2,330)
    Retained deficit                                  (2,767,235)  (2,746,588)
                                                     -----------  -----------
      Total shareholders' deficit                     (1,872,315)  (2,148,447)
                                                     -----------  -----------
      Total liabilities and shareholders' deficit    $ 1,731,172  $ 1,680,898
                                                     ===========  ===========

                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                                         Six Months Ended
                                                             June 30,
                                                       --------------------
                                                       1995            1994
                                                       ----            ----
                                                          (In thousands)
Cash provided from (used for) operations:
  Net income (loss)                                  $  (20,647)    $ (45,391)
  Depreciation                                           49,020        45,779
  Non-cash interest expense                               6,429        42,816
  Deferred income tax credit                            (11,774)      (23,627)
  Pre-tax loss on debt repurchases                       30,734        42,901
  Increase in receivables                               (27,410)      (21,043)
  Increase in inventories                               (33,284)       (1,832)
  (Increase) decrease in income taxes receivable          4,500        (1,500)
  Increase (decrease) in accounts payable                19,605       (13,559)
  Increase (decrease) in interest payable               (21,440)       11,949
  Increase (decrease) in income taxes payable              (180)          424
  All other, net                                        (21,044)      (14,858)
                                                     ----------     ---------
    Net cash provided from (used for) operations        (25,491)       22,059

Cash used for investment activity -
  Additions to property, plant and equipment            (23,119)      (50,567)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                  1,428,800       752,600
  Repayment of long-term borrowings                  (1,616,001)     (701,809)
  Debt issuance costs                                   (48,421)      (21,635)
  Issuance (repurchase) of Common Stock,
    net of offering costs                               284,104           (91)
                                                     ----------     ---------
    Net cash provided from financing activities          48,482        29,065
                                                     ----------     ---------
Increase (decrease) in cash                                (128)          557

Cash at beginning of period                                 422           227
                                                     ----------     ---------

  Cash at end of period                              $      294     $     784
                                                     ==========     =========

                                     *****

                           FORT HOWARD CORPORATION
                        NOTES TO FINANCIAL INFORMATION
                                  (Unaudited)

1. On April 15, 1995, the company completed a recapitalization plan (the "Recapitalization") to prepay or redeem a substantial portion of its indebtedness in order to reduce the level and overall cost of its debt, extend certain debt maturities, increase shareholders' equity and enhance its access to capital markets.

    The Recapitalization included the following components:
    (1) The offer and sale by the company of 25,000,000 shares of Common Stock on March 16, 1995 and 269,555 shares of Common Stock on
         April 12, 1995 at $12.00 per share (the "Offering");
    (2) Entering into a bank credit agreement (the "New Bank Credit Agreement") consisting of a $300 million revolving credit facility the "1995 Revolving Credit Facility"), an $810 million term loan (the "1995 Term Loan A") and a $330 million term loan (the "1995 Term Loan B" and, together with the 1995 Term Loan A, the "New Term Loans"); and entering into a receivables credit agreement consisting of a $60 million term loan (the "1995 Receivables Facility");
    (3) The application on March 16, 1995 of the net proceeds of the sale of 25,000,000 shares of Common Stock pursuant to the Offering, together with borrowings under the New Term Loans, to prepay or redeem all the Company's indebtedness outstanding under the 1988 Bank Credit Agreement, 1993 Term Loan and Senior Secured Notes.
    (4) The application on April 15, 1995 of borrowings under the New Term Loans, the 1995 Receivables Facility and the 1995 Revolving Credit Facility to redeem all outstanding 14 1/8% Debentures (at par) and 12 5/8% Debentures (at 102.5% of the principal amount thereof).

2. In the first quarter of 1995, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all the company's outstanding
    12 5/8% Subordinated Debentures at the redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Floating Rate Notes on March 16, 1995, and the repurchase of all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995. In the first quarter of 1994, the company reported an extraordinary loss of $28 million (net of income taxes of $15 million) representing the redemption premiums and write-offs of deferred loan costs associated with the repayment of $100 million of term loan indebtedness under the company's 1988 Bank Credit Agreement on February 10, 1994 and the repurchases of all the company's remaining 12 3/8% Senior Subordinated Notes and $238 million of the company's 12 5/8% Subordinated Debentures on March 11, 1994.

3. Assuming that all components of the recapitalization had been consummated as of January 1, 1995, for the second quarter and first six months of 1995, pro forma interest expense would have decreased $2.6 million and $16.2 million from amounts reported to $73.7 million and $146.9 million, respectively. After adjusting the income tax (credit) for the decrease in interest expense at an effective rate of 38.5%, the pro forma net income
    (loss) before extraordinary item and pro forma net income (loss) per share before extraordinary item (assuming that 63,371,000 weighted average shares were outstanding for the periods) would have been $9.2 million and $0.15 per share for the second quarter of 1995 and $8.1 million and $0.13 per share for the first six months of 1995, respectively.
                                    #####